

Mail Stop 4561

October 25, 2016

Li Wu
Chief Financial Officer
Kingtone Wirelessinfo Solution Holding Ltd
3rd Floor, Borough A, Block A. No 181, South Taibei Road
XI'an Shanxi Province
People's Republic of China 710065

       Re: Kingtone Wirelessinfo Solution Holding Ltd
             Form 20-F
             Filed January 20, 2016
             File No. 001-34738

Dear Ms. Wu:

We have reviewed your October 18, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 14, 2016 letter.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds, page 87

1.   We note your response to prior comment 1 that you do not believe the loans to your affiliates are "personal loans" within the meaning of Section 13(k) of the Exchange Act. Please specify the business purposes of the loans. Specifically, discuss how the funds will be used and have been used by the affiliates; the terms of repayment and business purpose for such repayment terms; and why they were structured as interest free loans. Also, tell us the percentage of ownership by Mr. Tao Li of these affiliates during the term of the loans.

Li Wu
Kingtone Wirelessinfo Solution Holding Ltd
October 25, 2016
Page 2

Notes to Consolidated Financial Statements

Note 3. Variable Interest Entities, page F-24

2.   We note your response to prior comment 2 that there are restrictions beyond the statutory reserves that could be imposed by the PRC government. Please provide your computation of restricted net assets of subsidiaries and tell us whether you believe the parent company schedule information is required under Rule 5-04 of Regulation S-X.

        You may contact Mengyao Lu at (202) 551-7271 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

                                        Sincerely,

                                        /s/ Craig D. Wilson

                                        Craig D. Wilson
                                        Sr. Asst. Chief Accountant
                                        Office of Information Technologies
                                        and Services